Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the FairPoint Communications, Inc. 2008 Long Term Incentive Plan of our report dated February 22, 2008, with respect to the special-purpose combined statements of selected assets, selected liabilities and parent funding of Verizon Communications Inc.’s Maine, New Hampshire and Vermont Operations as of  December 31, 2007 and 2006, and the related combined statements of income, parent funding and cash flows for each of the three years in the period ended December 31, 2007, included in the FairPoint Communications Inc. Current Report on Form 8-K dated April 3, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
October 13, 2008